UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1/A
Amendment No. 3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Harrison Mining, Inc.
(Name of small business issuer in its charter)

Nevada	1000	20-5086912
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

502 East John Street, Carson City, Nevada 89706
(Address and telephone number of principal executive offices)

Luis Carrillo, Partner, SteadyLaw Group, LLP
501 W. Broadway, Suite 800
San Diego, CA 92101
Direct phone: 619.399.3102; Main phone: 619.399.3090; Fax: 619.330.1888
(Name, address, telephone and fax number of agent for service)

Copies of all communication to:

Harrison Mining, Inc.
502 East John Street
Carson City, NV 89706

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar Amount to be registered	Number of Shares to be registered	Proposed maximum offering price per unit	Amount of registration fee
Common stock	$25,000	2,500,000	$0.01	$2.68

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1   Alternative 2 X

PROSPECTUS

Harrison Mining, Inc.

2,500,000 Shares of Common Stock

The selling shareholder named in this prospectus is offering 2,500,000 shares of common stock of Harrison Mining, Inc. at a fixed price of $0.01 per share. We will not receive any of the proceeds from the sale of these shares. The shares were acquired by the selling shareholder directly from us in a private offering of our common stock that was exempt from registration under the securities laws. The selling shareholder has set an offering price for these securities of $0.01 per share and an offering period of four months from the date of this prospectus. This is a fixed price for the duration of the offering. See “Security Ownership of Selling Shareholder and Management” for more information about the selling shareholder.

Our common stock is presently not traded on any market or securities exchange. The offering price may not reflect the market price of our shares after the offering.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Shares Offered by Selling Shareholder	Price To Public	Selling Agent Commissions	Proceeds to Selling Shareholder
Per Share	$0.01	Not applicable	$0.01
Minimum Purchase	Not applicable	Not applicable	Not applicable
Total Offering	$25,000	Not applicable	$25,000

Proceeds to the selling shareholder do not include offering costs, including filing fees, printing costs, legal fees, accounting fees, and transfer agent fees estimated at $10,000. Harrison Mining, Inc. will pay these expenses.

This Prospectus is dated February 14, 2007.

TABLE OF CONTENTS

PART I	25
PROSPECTUS SUMMARY	25
THE OFFERING	25
RISK FACTORS	26
RISKS RELATED TO OUR COMPANY AND OUR INDUSTRY	26
RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL	28
RISKS RELATED TO THIS OFFERING AND OUR STOCK	29
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	211
DILUTION	211
PLAN OF DISTRIBUTION	211
USE OF PROCEEDS TO ISSUER	213
BUSINESS OF THE ISSUER	213
GLOSSARY OF MINING TERMS	213
GENERAL OVERVIEW	218
Property Acquisitions Details	218
Land Status, Topography, Location and Access	218
Mining Claims	219
Exploration History and Previous Operations	220
Geology of the Bee Uranium Property	220
Proposed Program of Exploration	221
Cost Estimates of Exploration Programs	221
OVERVIEW OF THE URANIUM MINING AND THE INDUSTRY	222
COMPLIANCE WITH GOVERNMENT REGULATION	224
EMPLOYEES	224
MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	224
PLAN OF OPERATIONS	224
RESULTS OF OPERATIONS	225
LIQUIDITY AND CAPITAL RESOURCES	225
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	226
REMUNERATION OF DIRECTORS AND OFFICERS	226
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS	226
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	227
SECURITIES BEING OFFERED	227
TRANSFER AGENT AND REGISTRAR	228
SEC POSITION ON INDEMNIFICATION	228
LEGAL MATTERS	228
EXPERTS	228
AVAILABLE INFORMATION	228
REPORTS TO STOCKHOLDERS	229
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	230
PART II - INFORMATION NOT REQUIRED IN PROSPECTUS	240
ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS	240
ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	240
ITEM 3. UNDERTAKINGS	240
ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.	242
ITEM 5. INDEX TO EXHIBITS.	242
ITEM 6. DESCRIPTION OF EXHIBITS.	242
SIGNATURES	242

PART I

PROSPECTUS SUMMARY

Harrison Mining, Inc.

Harrison Mining, Inc. (“Harrison”, “Harrison Mining” or the “Company”) is an exploration stage company. We are engaged in the exploration of mineral properties for uranium. Since our inception on March 10, 2006 through to December 31, 2006 we have not earned any revenues.

Our working capital is not sufficient to enable us to commence and complete our proposed exploration program. We will require additional financing in order to complete our planned exploration program described more fully in the section entitled, "Business of the Issuer." Our auditors have issued a going concern opinion, raising substantial doubt about Harrison’s financial prospects and the Company’s ability to continue as a going concern.

We are not a "blank check company," as we do not intend to participate in a reverse acquisition or merger transaction. A "blank check company" is defined by securities laws as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Our offices are located at 502 East John Street, Carson City, NV 89706.
The Offering

Securities offered	2,500,000 shares of common stock
Selling shareholder(s)	James Laird (one selling shareholder)
Offering price	$0.01 per share
Shares outstanding prior to the offering	3,750,000 shares of common stock
Shares to be outstanding after the offering	3,750,000 shares of common stock
Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholder.

RISK FACTORS

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS OFFERING MEMORANDUM, PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS.

IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES, INCLUDING THOSE THAT WE DO NOT KNOW ABOUT OR THAT WE CURRENTLY DEEM IMMATERIAL, ALSO MAY ADVERSELY AFFECT OUR BUSINESS. THE TRADING PRICE OF OUR SHARES OF COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

THE SECURITIES WE ARE OFFERING THROUGH THIS REGISTRATION STATEMENT ARE SPECULATIVE BY NATURE AND INVOLVE AN EXTREMELY HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. WE ALSO CAUTION PROSPECTIVE INVESTORS THAT THE FOLLOWING RISK FACTORS, AMONG OTHERS, COULD CAUSE OUR ACTUAL FUTURE OPERATING RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS, ORAL OR WRITTEN, MADE BY OR ON BEHALF OF US. IN ASSESSING THESE RISKS, WE SUGGEST THAT YOU ALSO REFER TO OTHER INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES.

Risks Related to Our Company and Our Industry

HARRISON HAS NEVER EARNED A PROFIT. THERE IS NO GUARANTEE THAT WE WILL EVER EARN A PROFIT.

From inception on March 10, 2006 to December 31, 2006 the Company had no revenue-producing operations. The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time when the production stage is achieved, if production is, in fact, ever achieved.

OUR COMPANY WAS RECENTLY FORMED, AND WE HAVE NOT PROVEN THAT WE CAN GENERATE A PROFIT. IF WE FAIL TO GENERATE INCOME AND ACHIEVE PROFITABILITY, AN INVESTMENT IN OUR SECURITIES WILL BE WORTHLESS.

We have no operating history and have not proved we can operate successfully. From inception March 10, 2006 to December 31, 2006 we have not earned any revenue. We face all of the risks inherent in a new business. The purchase of the securities offered hereby must therefore be regarded as the placing of funds at a high risk in a new or "start-up" venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject. If we fail, your investment in our common stock will become worthless.

WE HAVE NO OPERATING HISTORY OPERATING HISTORY. THERE CAN BE NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN GROWING OUR URANIUM EXPLORATION ACTIVITIES.

The Company has no history of operations. Our success to date in entering into ventures to acquire interests in exploration blocks is not indicative that we will be successful in entering into any further ventures. There can be no assurance that we will be successful in growing our uranium exploration activities. Any future significant growth in our uranium exploration activities will place demands on our executive officers, and any increased scope of our operations will present challenges to us due to our current limited management resources. Our future performance will depend upon our management and their ability to locate and negotiate opportunities to participate in joint venture and other arrangements whereby we can participate in exploration opportunities. There can be no assurance that we will be successful in these efforts. Our inability to locate additional opportunities, to hire additional management and other personnel or to enhance our management systems could have a material adverse effect on our results of operations. There can be no assurance that the Company's operations will be profitable.

We have no history of operations and have not proved we can operate successfully. We face all of the risks inherent in a new business. If we fail, your investment in our common stock will become worthless. From inception, March 10, 2006 to the period ended December 31, 2006, we have not earned any revenue and have incurred a net loss of $8,255. The purchase of the securities offered hereby must therefore be regarded as the placing of funds at a high risk in a new or "start-up" venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

WE MAY RAISE ADDITIONAL CAPITAL AND, THEREBY, FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING.

Harrison Mining may need to raise additional capital, in addition to the financing as reported in this Offering Memorandum, by issuing additional shares of common stock and will, thereby, increase the number of common shares outstanding. There can be no assurance that this additional capital will be available to meet these continuing exploration costs or, and if the capital is available at all, that it will be available on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success of the Company will almost certainly be adversely affected.

To raise additional capital we may have to issue additional shares, which may substantially dilute the interests of existing shareholders. Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments. If we are able to raise additional capital, we cannot assure that it will be on terms that enhance the value of our common shares.

THE EXPLORATION OF MINERAL DEPOSITS INVOLVES SIGNIFICANT FINANCIAL RISK. IF WE FAIL TO DISCOVER A ECONOMICALLY EXPLOITABLE BODY OF MINERALIZATION, OR WE DO NOT HAVE THE MONEY TO REMOVE THE MINERALIZED MATERIAL, YOU MAY LOSE ALL OR PART OF YOUR ENTIRE INVESTMENT.

The exploration of mineral deposits involves significant financial and other risks over an extended period of time, which the combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. It is possible that the Company’s exploration program will fail to locate sufficient resources to warrant further exploration.

The Company's properties are all at the exploration stage and do not contain any reserves at this time. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in the delineation of mineral deposits or in profitable commercial mining operations. If we don't find mineralized material or we cannot remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations and you may lose all or part of your investment.

THE IMPRECISION OF MINERAL DEPOSIT ESTIMATES MAY PROVE ANY RESOURCE CALCULATIONS THAT WE MAKE TO BE UNRELIABLE.

Mineral deposit estimates and related databases are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral deposit estimates are imprecise and depend upon statistical inferences, which may ultimately prove unreliable. Furthermore, none of the Company's mineral deposits are considered reserves, and there can be no assurances that any of such deposits will ever be reclassified as reserves. Mineral deposit estimates included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as reserves.

WE ARE SENSITIVE TO FLUCTUATIONS IN THE PRICE OF URANIUM. THE PRICE OF URANIUM IS VOLATILE AND PRICE CHANGES ARE BEYOND OUR CONTROL.

Prices for uranium are subject to fluctuation. The prices for uranium have been and will continue to be affected by numerous factors beyond the Company's control. Factors that affect the price of uranium include the demand for steel, uranium supply from secondary sources and steel production levels and costs of production. Price volatility and downward price pressure, which can lead to lower prices for uranium, could have a material adverse effect on the costs or the viability of our projects.

MINERAL EXPLORATION AND PROSPECTING FOR URANIUM IS HIGHLY COMPETITIVE AND SPECULATIVE AND WE MAY NOT BE SUCCESSFUL IN SEEKING AVAILABLE OPPORTUNITIES.

The process of mineral exploration and prospecting for uranium is a highly competitive and speculative business. In seeking available opportunities, the Company will compete with a number of other companies, including established, multi-national companies that have more experience and resources than the Company. We compete with other exploration companies looking for uranium deposits. Because we may not have the financial and managerial resources to compete with other companies, we may not be successful in our efforts to acquire new projects.

COMPLIANCE WITH ENVIRONMENTAL CONSIDERATIONS AND PERMITTING COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COSTS OR THE VIABILITY OF OUR PROJECTS. THE HISTORICAL TREND TOWARD STRICTER ENVIRONMENTAL REGULATION MAY CONTINUE, AND REPRESENTS AN UNKNOWN FACTOR IN OUR PLANNING PROCESSES.

All mining in Canada is regulated by Canada’s Federal and Provincial Governments. In the event that our project does progress to stage of becoming a mine, compliance with such regulation could have a material effect on the economics of our operations and the timing of project development. An environmental impact study, which is part of the overall operating costs of a mining company, is usually required for each property in order to obtain governmental approval to mine on the properties. Our primary regulatory costs will be related to obtaining licenses and permits from government departments before the commencement of mining activities.

The historical trend toward stricter environmental regulation may continue. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a adverse material effect on the costs or the viability of a particular project.

MINING AND EXPLORATION ACTIVITIES ARE SUBJECT TO EXTENSIVE REGULATION BY FEDERAL AND PROVINCIAL GOVERNMENTS. FUTURE CHANGES IN GOVERNMENTS, REGULATIONS AND POLICIES, COULD ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS FOR A PARTICULAR PERIOD AND ITS LONG-TERM BUSINESS PROSPECTS.

Mining and exploration activities in Canada are subject to extensive regulation by Federal and Provincial Governments. Such regulation relates to production, development, exploration, exports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine and mill reclamation, mine and mill safety, toxic substances and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating mines and other facilities. Furthermore, future changes in governments, regulations and policies, could adversely affect the Company's results of operations in a particular period and its long-term business prospects.

The development of mines and related facilities is contingent upon governmental approvals, which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Company's control.

Risks Related To Our Financial Condition and Business Model

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

We will need to obtain additional financing in order to complete our business plan. We currently do not conduct any operations, we have no income and we have not earned any revenues. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance of mineral claims and investor sentiment. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us.

SINCE OUR OFFICER AND DIRECTOR IS NOT A RESIDENT OF THE UNITED STATES, IT MAY BE DIFFICULT TO ENFORCE ANY LIABILITIES AGAINST HIM.

Accordingly, if an event occurs that gives rise to any liability, shareholders would likely have difficulty in enforcing such liabilities because our officer and director resides outside the United States in British Columbia, Canada. If a shareholder desired to sue, shareholders would have to serve a summons and complaint. Even if personal service is accomplished and a judgment is entered against that person, the shareholder would then have to locate assets of that person, and register the judgment in the foreign jurisdiction where assets are located.

IF WE DO NOT CONDUCT EXPLORATION ON OUR MINERAL CLAIMS AND KEEP THE CLAIMS IN GOOD STANDING, THEN OUR RIGHT TO THE MINERAL CLAIMS WILL LAPSE AND WE WILL LOSE EVERYTHING THAT WE HAVE INVESTED AND EXPENDED ON THESE CLAIMS.

We must complete mineral exploration work on our mineral claims and keep the claims in good standing. If we do not fulfill our work commitment requirements on our claims or keep the claims in good standing, then our right to the claims will lapse and we will lose all interest that we have in these mineral claims.

BECAUSE OUR EXECUTIVE OFFICER HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO THE COMPANY’S BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

It is possible that the demands on our sole Executive Officer and Director from other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of the Company’s business. In addition, he may not possess sufficient time for the Company’s business if the demands of managing the Company’s business increased substantially beyond current levels.

Risks Related To This Offering and Our Stock

IF WE COMPLETE A FINANCING THROUGH THE SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK, THEN SHAREHOLDERS WILL EXPERIENCE DILUTION.

The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.

THERE IS NO PUBLIC MARKET FOR OUR COMMON SHARES, WHICH LIMITS OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES OR PLEDGE THEM AS COLLATERAL.

There is currently no public market for our shares, and we cannot assure you that a market for our common stock will develop. Consequently, investors may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, investors may not be able to resell their shares at or above the price they paid for them or may not be able to sell their shares at all.

THE SHARES ELIGIBLE FOR FUTURE SALE COULD NEGATIVELY AFFECT MARKET PRICE OF OUR COMMON STOCK.

In the event that a public market develops for our common stock, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. There are at present 3,750,000 shares of common stock issued and outstanding.

THE COMPANY HAS NOT PAID DIVIDENDS ON ITS SHARES AND DOES NOT ANTICIPATE PAYING ANY SUCH DIVIDENDS IN THE FORESEEABLE FUTURE.

To date, the Company has not paid any cash dividends on its shares of common stock and does not anticipate paying any such dividends in the foreseeable future. Future payment of dividends will depend on earnings and the capital requirements of the Company, the Company’s debt facilities and other factors considered appropriate by the Company’s Board of Directors.

The Shares offered hereby have not been registered under the 1933 Act, and except as described elsewhere in this Memorandum, no provision has been made for such registration or qualification under any state securities laws, so as to permit any public distribution or resale thereof. Investors must be prepared to hold the underlying shares for an indefinite period of time. There is no public market for the common stock being sold under and pursuant to this offering, and no assurance can be given that the Company will ever affect a public offering of its common stock or that a market for the Company’s securities will ever develop in the future.

OUR SHARES QUALIFY AS PENNY STOCKS AND, AS SUCH, ARE SUBJECT TO THE RISKS ASSOCIATED WITH “PENNY STOCKS”. REGULATIONS RELATING TO "PENNY STOCKS" MAY LIMIT THE ABILITY OF OUR SHAREHOLDERS TO SELL THEIR SHARES AND, AS A RESULT, OUR SHAREHOLDERS MAY HAVE TO HOLD THEIR SHARES INDEFINITELY.

The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51-1” of the Securities and Exchange Commission (the “SEC”).  Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.  Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

Moreover, Regulation Section “240.15g-9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.  Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them. Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

(i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer

(ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases

(iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons

(iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers

(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements"that involve risks and uncertainties. We use words such as "anticipate", "expect", "intend", "plan", "believe", "seek" and "estimate", and variations of these words and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the preceding "Risk Factors" section and elsewhere in this prospectus. These forward-looking statements address, among others, such issues as:

➢	future earnings and cash flow
➢	development projects
➢	business strategy
➢	expansion and growth of our business and operations
➢	our estimated financial information

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties, which could cause our actual results, performance and financial condition to differ materially from our expectation.

Consequently, these cautionary statements qualify all of the forward-looking statements made in this prospectus. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they would have the expected effect on us or our business or operations.

DILUTION

The common stock to be sold by the selling shareholder is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

PLAN OF DISTRIBUTION

The Selling Shareholders or their donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a Selling Shareholder as a gift, pledge, distribution or otherwise, may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices. The Selling Shareholders may use any one or more of the following methods when selling shares:

➢	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
➢	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
➢	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;
➢	an exchange distribution following the rules of the applicable exchange;
➢	privately negotiated transactions;
➢	short sales that are not violations of the laws and regulations of any state of the United States;
➢	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
➢	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share; and
➢	a combination of any such methods of sale or any other lawful method.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors-in-interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Shareholders also may sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Shareholders also may enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Shareholders that are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Sales Pursuant to Rule 144

Any shares of common stock covered by this prospectus, which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

Regulation M

We plan to advise the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, the Selling Shareholder is not permitted to cover short sales by purchasing shares while the distribution it taking place. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. In addition, we will make copies of this prospectus available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing substantially all costs relating to the registration of the shares of common stock offered hereby. These expenses are estimated to be $10,000.00, including, but not limited to, legal, accounting, printing and mailing fees. The Selling Shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of such shares common stock.

USE OF PROCEEDS TO ISSUER

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholder.

BUSINESS OF THE ISSUER

Glossary of Mining Terms

Archean
Of or belonging to the earlier of the two divisions of Precambrian time, from approximately 3.8 to 2.5 billion years ago, marked by an atmosphere with little free oxygen, the formation of the first rocks and oceans, and the development of unicellular life. Of or relating to the oldest known rocks, those of the Precambrian Eon, that are predominantly igneous in composition.

Assaying	Laboratory examination that determines the content or proportion of a specific metal (ie: gold) contained within a sample. Technique usually involves firing/smelting.

Conglomerate
A coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments larger than 2 mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica, or hardened clay; the consolidated equivalent of gravel. The rock or mineral fragments may be of varied composition and range widely in size, and are usually rounded and smoothed from transportation by water or from wave action.

Cratons	Parts of the Earth's crust that have attained stability, and have been little deformed for a prolonged period.

Development Stage
A “development stage” project is one which is undergoing preparation of an established commercially mineable deposit for its extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

Dolomite Beds	Dolomite beds are associated and interbedded with limestone, commonly representing postdepositional replacement of limestone.

Doré	unrefined gold bullion bars containing various impurities such as silver, copper and mercury, which will be further refined to near pure gold.
Dyke or Dike	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Exploration Stage	An “exploration stage” prospect is one which is not in either the development or production stage.

Fault
A break in the continuity of a body of rock. It is accompanied by a movement on one side of the break or the other so that what were once parts of one continuous rock stratum or vein are now separated. The amount of displacement of the parts may range from a few inches to thousands of feet.

Feldspathic	Said of a rock or other mineral aggregate containing feldspar.

Fold	a curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage

Foliation	A general term for a planar arrangement of textural or structural features in any type of rock; esp., the planar structure that results from flattening of the constituent grains of a metamorphic rock.

Formation	a distinct layer of sedimentary rock of similar composition.

Gabbro
A group of dark-colored, basic intrusive igneous rocks composed principally of basic plagioclase (commonly labradorite or bytownite) and clinopyroxene (augite), with or without olivine and orthopyroxene; also, any member of that group. It is the approximate intrusive equivalent of basalt. Apatite and magnetite or ilmenite are common accessory minerals.

Geochemistry	the study of the distribution and amounts of the chemical elements in minerals, ores, rocks, solids, water, and the atmosphere.

Geophysicist	one who studies the earth; in particular the physics of the solid earth, the atmosphere and the earth’s magnetosphere.
Geotechnical	the study of ground stability.

Gneiss
A foliated rock formed by regional metamorphism, in which bands or lens-shaped strata or bodies of rock of granular minerals alternate with bands or lens-shaped strata or bodies or rock in which minerals having flaky or elongate prismatic habits predominate.

Granitic	Pertaining to or composed of granite.

Heap Leach
a mineral processing method involving the crushing and stacking of an ore on an impermeable liner upon which solutions are sprayed that dissolve metals such as gold and copper; the solutions containing the metals are then collected and treated to recover the metals.

Intrusions	Masses of igneous rock that, while molten, were forced into or between other rocks.

Kimberlite	A blue/gray igneous rock that contains olivine, serpentine, calcite and silica and is the principal original environment of diamonds.

Lamproite	Dark-colored igneous rocks rich in potassium and magnesium.

Lithospere	The solid outer portion of the Earth.

Mantle	The zone of the Earth below the crust and above the core.

Mapped or Geological	the recording of geologic information such as the distribution and nature of rock

Mapping	units and the occurrence of structural features, mineral deposits, and fossil localities.

Metavolcanic	Said of partly metamorphosed volcanic rock.

Migmatite	A composite rock composed of igneous or igneous-appearing and/or metamorphic materials that are generally distinguishable megascopically.

Mineral	a naturally formed chemical element or compound having a definite chemical composition and, usually, a characteristic crystal form.

Mineralization	a natural occurrence in rocks or soil of one or more metal yielding minerals.

Mineralized Material	The term “mineralized material” refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

Mining
Mining is the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized.

Outcrop	that part of a geologic formation or structure that appears at the surface of the earth.

Pipes	Vertical conduits.

Plagioclase	Any of a group of feldspars containing a mixture of sodium and calcium feldspars, distinguished by their extinction angles.

Probable Reserve
The term “probable reserve” refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Production Stage	A “production stage” project is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

Proterozoic
Of or relating to the later of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, marked by the buildup of oxygen and the appearance of the first multicellular eukaryotic life forms.

Reserve
The term “reserve” refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study done to bankable standards that demonstrates the economic extraction. (“Bankable standards” implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing.) A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

Sedimentary	Formed by the deposition of sediment.

Shear	a form of strain resulting from stresses that cause or tend to cause contiguous parts of a body of rock to slide relatively to each other in a direction parallel to their plane of contact.

Sill	A concordant sheet of igneous rock lying nearly horizontal. A sill may become a dike or vice versa.

Strike	the direction or trend that a structural surface, e.g. a bedding or fault plane, takes as it intersects the horizontal.
Strip	to remove overburden in order to expose ore.

Till
Generally unconsolidated matter, deposited directly by and underneath a glacier without subsequent reworking by meltwater, and consisting of a mixture of clay, silt, sand, gravel, and boulders ranging widely in size and shape.

Unconformably	Not succeeding the underlying rocks in immediate order of age or not fitting together with them as parts of a continuous whole.

Vein	a thin, sheet like crosscutting body of hydrothermal mineralization, principally quartz.

Wall Rock	the rock adjacent to a vein.

General Overview

The Company was incorporated in the State of Nevada on March 10, 2006 and is engaged in exploration for uranium. The Company has staked one mineral claim that contains six cell claim units that total 126.45 hectares. We refer to this claim as the Bee Uranium Mine Property (the “Bee Uranium Property”).

We are an exploration stage company and we cannot provide assurance to investors that our mineral claims contain a commercially exploitable mineral deposit, or reserve, until appropriate exploratory work is completed and a geologic evaluation based on such work concludes economic feasibility.
Property Acquisitions Details

During the period from inception on March 10, 2006 to December 31, 2006, the Company staked one mineral claim containing 6 cell claim units totaling 126.45 hectares., which it refers to as The Bee Uranium Property. The Company paid USD $7,500 in total to acquire the Bee Uranium Property.

Land Status, Topography, Location and Access

The Bee Uranium Property is located on the lower, east slope of Mount Agassiz, to the west of Miami Creek. Access to the property is by road from the nearby town of Harrison Hot Springs. The Bee Uranium Property is found near the southern tip of the Pacific Ranges, which is a physiographic subdivision of the Coast Mountains. The slopes of Mount Agassiz are steep and rugged, with numerous rock bluffs.

Access is gained by traveling approximately three kilometres south from Harrison Hot Springs along Highway No. 9. At this point, a powerline road is traveled for approximately 800 metres west from Highway 9 to Miami Creek. The Bee Mine showing area is easily accessed from this point, lying at an elevation of 150 metres, immediately west of Miami Creek.

The Bee Uranium Property mineral claim lies within the New Westminster Mining Division at 49º 16.5’ north latitude and 121º 48’ west longitude.

The current mineral property occupies the steep easterly slopes of Mt. Agassiz, ranging from about 600 metres elevation on Mt. Agassiz to about 50 metres along Miami Creek. The Bee Uranium Property mineral showing is at 150 metres elevation, near the base of Mt. Agassiz.

The mineral property is covered by coniferous forest that consists of fir, cedar and hemlock. Swampy brush is found along the sides of Miami Creek. The climate is moderate with warm summers and cool rainy winters.

BEE URANIUM PROPERTY BC LOCATION MAP

Mining Claims

The Bee Uranium Property comprises one mineral claim containing 6 cell claim units totaling 126.45 hectares:

BC Tenure #	Work Due Date Cells	Total Area (Hectares)
513195	May 23, 2006 6	126.45

BEE URANIUM PROPERTY REGIONAL LOCATION MAP

Exploration History and Previous Operations

In 1978, an exploration program that consisted of geologic mapping, radiometric surveys and soil sampling was carried out to locate potential areas of uranium mineralization, in proximity to the mineral showing area of the Bee Uranium Property. This exploration work was carried out on behalf of Jet-Star Resources Ltd. of Vancouver, British Columbia.

The results of the radiometric and soil sampling surveys were inconclusive. The radiometric survey indicated that the mineral showing on the Bee Uranium Property is quite localized. However, a 145-sample geochemical soil survey showed an anomaly of higher than average uranium values extending along an east-west trend for a minimum length of 50 metres to a maximum of 150 metres.

Geology of the Bee Uranium Property

The Bee Uranium Property contains mineralization that is classified as a Rare Element Pegmatite*. Deposits of this type are not recognized in British Columbia; however, they can be considered important sources of the rare elements niobium** and yttrium***. It is yet uncertain what potential exists for locating a commercially exploitable mineral deposit on the Bee Uranium Property.

[*Pegmatite is a very coarse-grained igneous rock that has a grain size of 20 mm or more; such rocks are referred to as pegmatitic.]

[**Niobium (or columbium) is a chemical element in the periodic table that has the symbol Nb and atomic number 41. A rare, soft, gray, ductile transition metal, niobium is found in niobite and used in alloys. The most notable alloys are used to make special steels and strong welded joints. Niobium was discovered in a variety of columbite (now called niobite) and was at first named after this mineral.]

[***yttrium is a chemical element in the periodic table that has the symbol Y and atomic number 39. A silvery metallic transition metal, yttrium is common in rare-earth minerals and two of its compounds are used to make the red color phosphors in cathode ray tube displays, such as those used for televisions.]

Mineralization is predominantly within the pegmatite or coarse-grained granitic extrusion. An unidentified uranium mineral, possibly uraninite or uraniferous magnetite occurs as sporadic fine disseminated black crystals in association with clusters of fine-grained pyrite. A greenish yellow secondary mineral, possibly phosphuranylite is also evident through the rock matrix.

Occasional patches of chalcopyrite with splashes of malachite and erythrite (cobalt bloom) occur sporadically within the zone. Pale purplish fluorite is present in association with the quartz.

There is potential in this geological environment to form a sandstone-hosted uranium deposit in sediments of the Kent Formation similar to the large deposits in the Athabaska Basin, Saskatchewan. The mineral associations are also similar to Olympic-Dam style mineralization. Neither model type has been explored for in this area, an exploration program should test the potential of these geological models.

Proposed Program of Exploration

A proposed work program on the Bee Uranium Property includes construction of a control grid, geological mapping and rock sampling of surface showings, a soil and silt geochemical sampling program, IP and radiometric geophysical survey, and rock trenching. Based on a compilation of these results, a diamond drill program will be designed to explore and define the potential resources.

Our goal is to raise the capital that we require to execute our proposed exploration program, reduce the risk of unsuccessful drilling efforts, and capitalize on the experience of James Laird, our sole Executive Officer and Director, and the qualified independent consultants that we may hire from time to time. Our operations are focused on identifying and evaluating prospective uranium properties and contributing capital to projects that we believe have the potential to produce uranium in commercial quantities. We plan to participate in projects directly, as the 100% owner of the project, and also as a joint venture partner on those projects in which we hold a partial participation interest.

The Company's properties are all at the exploration stage and do not contain any reserves at this time. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in the delineation of mineral deposits or in profitable commercial mining operations.

Cost Estimates of Exploration Programs

The anticipated costs of this development are presented in three exploration stages.

(All figures are in Canadian Dollars)

Exploration costs have been estimated in Canadian Dollars.  Based on the noon buying rate in New York City on May 31, 2006 of $1.1027 for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars, estimates of exploration costs for all three phases of the Company's exploration program approximately equal a total cost of US$ 272,059.49

Phase 1

Reconnaissance geological mapping, prospecting and rock sampling.	$25,000.00

Phase 2

Detailed geological mapping and rock sampling, grid construction, soil and silt geochemical survey, IP survey, establish drill and trenching targets.	$100,000.00

Phase 3

1000 metres of diamond drilling including geological supervision, assays, report and other ancillary costs.	$175,000.00

TOTAL	$300,000.00

Compliance With Government Regulation

We will be required to conduct all mineral exploration activities in accordance with Canadian Provincial and Federal Government regulations. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact and cause increases in capital expenditures which could result in a cessation of operations. We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year. We will not be required to obtain a permit in order to conduct our proposed exploration program.

Employees

At present, we have no employees. We anticipate that we will be conducting most of our business through agreements with consultants and third parties.

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Plan of Operations

Our business plan is to proceed with the exploration of the Bee Uranium property to determine if uranium is recoverable in amounts that are commercially exploitable. Over the next twelve months, we plan to proceed with a staged exploration program recommended in a geological report authored by Greg Thomson B.Sc., P.Geo. and James Laird, of James Laird Exploration Ltd. We anticipate that the three phases of the recommended geological exploration program will cost approximately $25,00, $100,000 and $175,000 respectively. We had $NIL in cash as of December 31, 2006. This lack of cash has kept us from conducting any exploration work on the property.

We will commence Phase 1 of the exploration program once we receiving funding. Phase 2 and 3 will commence after completion of the Phase 1 program. We anticipate that we will incur the following exploration related expenses over the next twelve months:

➢	$875 to be paid to the Federal government to keep the claims valid;
➢	$25,000 in connection with the completion of Phase 1 of our recommended geological work program;
➢	$100,000 in connection with the completion of Phase 2 of our recommended geological work program;
➢	$175,000 for Phase 3; and
➢
$10,000 for operating expenses, including professional legal and accounting expenses associated with compliance with the periodic reporting requirements after we become a reporting issuer under the Securities Exchange Act of 1934, but excluding expenses of the offering.

If we choose to not proceed with further exploration of our mineral claims due to a determination that the results of our initial geological program do not warrant further exploration or due to an inability to finance further exploration, we plan to pursue the acquisition of an interest in other mineral claims. We anticipate that any future acquisition would involve the acquisition of an option to earn an interest in a mineral claim as we anticipate that we would not have sufficient cash to purchase a mineral claim of sufficient merit to warrant exploration. This means that we might offer shares of our stock to obtain an option on a property. Once we obtain an option, we would then pursue finding the funds necessary to explore the mineral claim by one or more of the following means: engaging in an offering of our stock; engaging in borrowing; or locating a joint venture partner or partners.

Results Of Operations

We have not yet earned any revenues. We anticipate that we will not earn revenues until such time as we have entered into commercial production, if any, of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

Liquidity And Capital Resources

At December 31, 2006, our cash at the end of the period totaled $NIL. Since our inception on March 10, 2006, to the end of the period December 31, 2006, we had accounts payable of $725 and we incurred a loss of $8,225. At December 31, 2006 retained earnings was a deficit of $8,225.

From our inception on March 10, 2006 to the end of the period December 31, 2006, net cash provided by investing activities totaled $7,500. Of the $7,500 in net cash provided by investing activities, $3,750 was derived from the issuance of common stock and $3,750 was derived from additional paid-in capital. For the period ended December 31, 2006, net cash used in the purchase of the Bee Uranium property was $7,500.

Based on our current operating plan, we do not expect to generate revenue that is sufficient to cover our expenses for the next twelve months. In addition, we do not have sufficient cash and cash equivalents to execute our operations for the next twelve months. We will need to obtain additional financing to fund our exploration program and operate our business for the next twelve months. We will raise the capital necessary to fund our business through a private placement and public offering of its common stock. Additional financing, whether through public or private equity or debt financing, arrangements with stockholders or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If adequate funds are not available to satisfy either short or long-term capital requirements, our operations and liquidity could be materially adversely affected and we could be forced to cease operations.

We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

We are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of our existing shareholder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board. We have not yet determined whether we will separately register our securities under Section 12 of the 1934 Act.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Information about our sole director and executive officer follows:

NAME   AGE POSITION AND TERM OF OFFICE

Jim Laird 50 President, Secretary, Treasurer, Director

Our Bylaws provide for a board of directors ranging from 1 to 9 members, with the exact number to be specified by the board. All directors hold office until the next annual meeting of the stockholders following their election and until their successors have been elected and qualified. The board of directors appoints officers. Officers hold office until the next annual meeting of our board of directors following their appointment and until their successors have been appointed and qualified.

Set forth below is a brief description of the employment and business experience of Jim Laird, our Executive Officer and Director:

Jim Laird has been a prospector and mining exploration contractor for more than 25 years. Mr. Laird completed the BC EMPR course “Advanced Mineral Exploration for Prospectors, 1980”. Mr. Laird is familiar with the geology of the project area and has more than 20 years experience consulting in the Harrison Lake - Fraser Valley area. Mr. Laird’s address is PO Box 672, Lions Bay, BC, V0N 2E0

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the remuneration of our sole director and officer for the period from  inception through to the end of the period on December 31, 2006:

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE REMUNERATION
Jim Laird	Sole Executive Officer	$NIL

We have no employment agreements with our executive officers. We do not pay compensation to our directors for attendance at meetings. We reimburse the directors for reasonable expenses incurred during the course of their performance.

As of the date of this prospectus, Mr. Laird was our only shareholder.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table lists the share ownership of persons who, as of the date of this prospectus owned of record or beneficially, directly or indirectly, more than five percent (5%) of the outstanding common stock, and our sole officer and director:

(1)  This table is based on 3,750,000 shares of common stock that is currently outstanding

NAME AND ADDRESS OF OWNER	SHARES OWNED PRIOR TO OFFERING	SHARES TO BE OFFERED FROM SELLING SHAREHOLDER'S ACCOUNT	SHARES TO BE OWNED UPON COMPLETION OF OFFERING	PERCENTAGE OF CLASS (1)
				BEFORE OFFERING	AFTER OFFERING
James Laird PO Box 672, Lions Bay, BC, V0N 2E0	3,750,000	2,500,000	1,250,000	100%	33%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of the date of this prospectus, other than the transaction described above, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

➢	our director;
➢	any nominee for election as a director;
➢	any principal security holder identified in the preceding "Security Ownership of Selling Shareholder and Management" section; or
➢	any relative or spouse, or relative of such spouse, of the above referenced persons.

SECURITIES BEING OFFERED

We are authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share, and we are not authorized to issue preferred stock.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Subject to preferences that may be granted, any holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

TRANSFER AGENT AND REGISTRAR

West Coast Stock Transfer Inc., 850 W. Hastings, Suite 302, Vancouver, B.C. V6C 1E1, serves as the transfer agent and registrar for our common stock.

SEC POSITION ON INDEMNIFICATION

Our bylaws provide that each officer and director of our company shall be indemnified by us against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she has been finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

The indemnification provisions of our bylaws diminish the potential rights of action, which might otherwise be available to shareholders by affording indemnification against most damages and settlement amounts paid by a director in connection with any shareholders derivative action. However, there are no provisions limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because the Company does not presently have directors' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Luis Carrillo, Partner; SteadyLaw Group, LLP, 501 W. Broadway, Suite 800San Diego, CA 92101 will pass upon certain matters relating to the legality of the common stock offered hereby for us.

EXPERTS

Our financial statements as of December 31, 2006 have been audited by MOORE & ASSOCIATES, chartered accountant and associates, as set forth in its report. The financial statements have been included in reliance upon the authority of MOORE & ASSOCIATES as experts in accounting and auditing.

AVAILABLE INFORMATION

We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, in our files in the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 100 F Street, N.E., Room 1580 Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

REPORTS TO STOCKHOLDERS

As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MOORE & ASSOCIATES, CHARTERED
 ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Harrison Mining Inc ( An Exploration Stage Company)
Las Vegas, Nevada

We have audited the accompanying balance sheet of Harrison Mining Inc ( A n Exploration Stage Company) as of December 31, 2006, and the related statements of operations, stockholders’ equity and cash flows from inception March 10, 2006 through December 31, 2006 and the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrison Mining Inc ( An exploration Stage Company) as of December 31, 2006 and the results of its operations and its cash flows from inception March 10, 2006 through December 31, 2006 and the period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s net losses and accumulated deficit of $8,225 as of December 31, 2006 raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
February 13, 2007

HARRISON MINING INC.
(An Exploration Stage Company)
Balance Sheet
Stated in U.S. Dollars

December 31, 2006
ASSETS
Current Assets
Cash	$-
Total Current Assets	-

Fixed Asstes
Total Fixed Assets	-

Total Assets	-

LIABILITIES
Current Liabilities
Accounts payable	725
Total Current Liabilities	725

Long term Liabilities	-

Total Liabilities	725

EQUITY
100,000,00 Shares Authorized, 3,750,000 Shares Issued at Founders, @ $0.002 Per Share	3,750
Additional Paid-in Capital	3,750
Retained Earnings (Loss)	(8,225)
Total Stockholders Equity	(725)

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$-

The accompanying notes are an integral part of these financial statements.

HARRISON MINING INC.
(An Exploration Stage Company)
Income Statement
Stated in U.S. Dollars

	For the year ended December 31,	from inception (March 10) to December 31,
	2006	2006
Revenue	$-	$-

Expenses

Accounting & Legal Fees	-	-
Recognition of an Impairment Loss
(Mineral Claims)	7,500	7,500
Incorporation	725	725
Total Expenses	8,225	8,225

Net Income (Loss)	$(8,225)	$(8,225)

Basic & Diluted (Loss) per Share	(0.002)	(0.002)

Weighted Average Number of Shares	3,750,000	3,750,000

The accompanying notes are an integral part of these financial statements.

HARRISON MINING INC.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS EQUITY
From Inception (March 10, 2006) to December 31, 2006
Stated in U.S. Dollars

				Deficit
				Accumulated
				During
	Common Stock		Paid in	Development	Total
	Shares	Amount	Capital	Stage	Equity
Shares issued to founders at $0.002 per share	3,750,000	$3,750	$3,750		$7,500

Net (Loss) for period				(8,225)	(8,225)
Balance, December 31, 2006	3,750,000	3,750	3,750	(8,225)	(725)

The accompanying notes are an integral part of these financial statements.

HARRISON MINING INC.
(An Exploration Stage Company)
Statement of Cash Flows
Stated in U.S. Dollars

	For the year ended December 31,	from inception (March 10) to December 31,
	2006	2006
Cash Flow From Operating Activities
Net Income (Loss)	$(8,225)	$(8,225)
Accounts Payable	725	725
Net Cash from Operating Activities	(7,500)	(7,500)

Cash Flow From Investing Activities
Net Cash from Financing Activities	-	-

Cash Flow from Financing Activities
Shares Issued at Founders, @ $0.002 Per Share	3,750	3,750
Additional Paid-in Capital	3,750	3,750
Net Cash from Investing Activities	7,500	7,500

Cash at Beginning of Period	-	-
Cash at end of Period	$-	$-

The accompanying notes are an integral part of these financial statements.

HARRISON MINING INC.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
From Inception (March 10,2006) to December 31, 2006.
(Stated in US Dollars)

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated under the laws of the State of Nevada on March 10, 2006.
Harrison Mining Inc. is primarily engaged in the exploration of mineral properties for uranium, precious metals and other metals.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured.

c. Income Taxes

The Company prepares its tax returns on the accrual basis. The Company has elected to file its taxes as a Limited Liability Company, whereby its profits and losses are passed through to its members. Accordingly, the Company does not pay or accrue income taxes. Also, the Company does not record an asset for the value of its net operating loss carry forwards.

Foreign currency translation

Foreign currency transactions are recorded at the rate of exchange on the date of the transaction. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are reported using the closing exchange rate. Exchange differences arising on the settlement of transactions at rates different from those at the date of the transaction, as well as unrealized foreign exchange differences on unsettled foreign currency monetary assets and liabilities, are recognized in the income statement.

HARRISON MINING INC.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
From Inception (March 10,2006) to December 31, 2006.
(Stated in US Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Unrealized exchange differences on non-monetary financial assets (investments in equity instruments) are a component of the change in their entire fair value. For a non-monetary financial asset unrealized exchange differences are recognized in the income statement. For non-monetary financial investments unrealized exchange differences are recorded directly in Equity until the asset is sold or becomes impaired.

e. Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f.  Assets

The Company holds no assets as of December 31, 2006.

December 31,
2006
ASSETS
Current Assets
Cash	$-
Total Current Assets	-

Fixed Asstes
Total Fixed Assets	-

Total Assets	-

HARRISON MINING INC.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
From Inception (March 10,2006) to December 31, 2006.
(Stated in US Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Property

The Bee Uranium Property contains mineralization that is classified as a Rare Element Pegmatite. Economic deposits of this type are not recognized in British Columbia; however, they can be considered important sources of the rare elements niobium and yttrium. It is yet uncertain what potential exists for locating economic levels of uranium on the Bee property.

The anticipated costs of this development are presented in three results-contingent stages.

Phase 1

Reconnaissance geological mapping, prospecting and rock sampling for an estimated cost of	$25,000.

Phase 2
Detailed geological mapping and rock sampling, grid construction, soil and silt geochemical survey, IP survey, establish drill and trenching targets for an estimated cost of	$100,000.

Phase 3
1000 metres of diamond drilling including geological supervision, assays, report and other ancillary costs for $175,000, totalling	$300,000.

g.	Income

Income represents all of the company’s revenue less all its expenses in the period incurred. The Company has no revenues as of December 31, 2006 and has paid expenses for $8,225 during the same period, $725 representing incorporation costs and $7,500 in recognition of an impairment loss for the mineral claims.

In accordance with FASB/ FAS 142 option 12, paragraph 11 “Intangible Assets Subject to Amortization”, a recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has been has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliable determined, a straight-line amortization method shall be used. An intangible asset shall not be written down or off in the period of acquisition unless it becomes impaired during that period.

HARRISON MINING INC.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
From Inception (March 10,2006) to December 31, 2006.
(Stated in US Dollars)

	For the year ended December 31,	from inception (March 10) to December 31,
	2006	2006
Revenue	$ -	$ -

Expenses

Accounting & Legal Fees	-	-
Recognition of an Impairment Loss
(Mineral Claims)	7,500	7,500
Incorporation	725	725
Total Expenses	8,225	8,225

h.	Basic Income (Loss) Per Share

In accordance with SFAS No. 128-“Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 2006, the Company has no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

	For the year ended December 31,	from inception (March 10) to December 31,
	2006	2006
Net Income (Loss)	$(8,225)	$(8,225)

Basic & Diluted (Loss) per Share	(0.002)	(0.002)

Weighted Average Number of Shares	3,750,000	3,750,000

HARRISON MINING INC.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
From Inception (March 10,2006) to December 31, 2006.
(Stated in US Dollars)

i. Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

December 31,
2006
ASSETS
Current Assets
Cash	$-
Total Current Assets	-

j. Liabilities

Liabilities are made up of current liabilities.
Current liabilities include accounts payable of $725 on aggregate.

December 31,
2006

LIABILITIES
Current Liabilities
Accounts payable	725
Total Current Liabilities	725

Long term Liabilities	-

Total Liabilities	725

k. Share Capital
a) Authorized:
100,000,000 common shares with a par value of $0.001

HARRISON MINING INC.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
From Inception (March 10,2006) to December 31, 2006.
(Stated in US Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Issued:

As of December 31, 2006 the number of issued outstanding common shares was 3,750,000 with a value of $0.002 per share.

The Company has no stock option plan, warrants or other dilutive securities.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has accumulated a loss and is new. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty. As shown in the accompanying financial statements, the Company has incurred a net (loss) of $(8,225) for the period from March 10, 2006 (inception) to December 31, 2006 and has not generated any revenues. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of acquisitions. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

DEALER PROSPECTUS DELIVERY OBLIGATION

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the Nevada Revised Statutes and Article VII of our Articles of Incorporation permit us to indemnify our officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in our best interests or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. See our Articles of Incorporation filed as Exhibit 2.1 to this registration statement.

Indemnification is not permitted in connection with a proceeding by us or in our right in which the officer or director was adjudged liable to us or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses to be paid by us in connection with the securities being registered are as follows:

	AMOUNT
Securities and Exchange Commission Registration Fee*	$100
Accounting Fees and Expenses	3,000
Legal Fees and Expenses	6,500
Transfer Agent and Registrar Fees and Expenses	250
Printing Expenses	100
Miscellaneous Expenses	50
Total	$10,000	*

____________________
*Estimated amount

ITEM 3. UNDERTAKINGS

The Company hereby undertakes to:

1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i) Include any prospectus required by section 10(a)(3) of the Securities Act; and

ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii) Include any additional or changed material information on the plan of distribution.

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 14(d) of the Securities Exchange Act of 1934;

2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering;

4) That, for the purpose of determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

The Company issued 3,750,000 shares to founders at $0.002 per share for a total of $7,500.

ITEM 5. INDEX TO EXHIBITS.

REGULATION
S-B NUMBER EXHIBIT

3.1	Articles of Incorporation**

3.2	Bylaws**

5. 1	Consent and Opinion of Luis Carrillo, February 07, 2007*

10.1	Agreement Bee Uranium Mine, April 20, 2006.**

23.1.1	Consent of MOORE & ASSOCIATES, Chartered Accountants, dated February 13, 2007*

*Filed Herewith
** Incorporated by reference to the Company’s registration statement on Form SB-1, filed with the Securities Commission on July 14, 2006.

ITEM 6. DESCRIPTION OF EXHIBITS.

See item 5 above

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, province of British Columbia, on February 14, 2006

HARRISON MINING INC.

By:	/s/ JAMES LAIRD
JAMES LAIRD
Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director (Principal Executive Officer and Principal Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE

By: /s/ JAMES LAIRD JAMES LAIRD	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director (Principal Executive Officer and Principal Accounting Officer)	February 14, 2006